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FOIA CONFIDENTIAL TREATMENT REQUESTED BY

BLACK KNIGHT FINANCIAL SERVICES, INC.

PURSUANT TO RULE 83

This letter omits confidential information. An unredacted version of the letter has been delivered to the Division of Corporation Finance, with asterisks denoting such omissions.

May 4, 2015

Re:	Black Knight Financial Services, Inc. Registration Statement on Form S-1 File No. 333-201241

VIA HAND DELIVERY

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Dear Ms. Mills-Apenteng,

On behalf of our client, Black Knight Financial Services, Inc. (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-201241) (the “Registration Statement”) in connection with the initial public offering of the Company’s Class A common stock (the “Offering”).

We hereby provide the following proposed preliminary price range information relating to the Offering for the Commission’s review. The initial offering price to the public of the Company’s common shares is expected to be between $[*] and $[*] per share. The mid-point of this price range, $[*], would result in a pre-Offering valuation of approximately $[*]. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide range will be within the range provided above absent an unforeseen, material change in circumstances.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Division of Corporation Finance
U.S. Securities and Exchange Commission	2	May 4, 2015

Please do not hesitate to contact me at (212) 310-8971 or alex.lynch@weil.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq.

cc:	Via E-mail Mr. Thomas J. Sanzone, President and Chief Executive Officer Mr. Michael L. Gravelle, Executive Vice President, General Counsel and Corporate Secretary